FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 2 DATED November 30, 2009
TO THE PROSPECTUS DATED November 10, 2009

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated November 10, 2009 (the “Prospectus”), Supplement No. 1, dated November 16, 2009 (“Supplement No. 1”) and should be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 1 and must be read in conjunction with our Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1.

The purpose of this Supplement No. 2 is to disclose an acquisition of the Company.

Real Property Investments

The following information is to be added to the section of our Prospectus captioned “Real Property Investments” on pages 87-104 of the Prospectus.

CVS Pharmacy Portfolio II

On November 19, 2009, the Company acquired a portfolio of fifteen newly-constructed retail stores (the “CVS Properties II”) directly from CVS Pharmacy, Inc.  The CVS Properties II contain an aggregate of approximately 199,000 square feet, located in 11 states – Alabama, Arizona, California, Florida, Georgia, Indiana, Maine, Minnesota, Missouri, North Carolina and Nevada.  The aggregate purchase price is approximately $60.0 million, inclusive of all closing costs and fees.   On November 3, 2009, the REIT’s Board of Directors approved the acquisition of the CVS Properties II.

The purchase price is comprised of a combination of proceeds from the sale of the Company’s common shares and proceeds received from a five-year non-recourse, fixed-rate first mortgage loan totaling approximately $33.1 million.  The fixed interest rate is 6.55% for the term of the loan term.
Address	City	State	Contractual Purchase Price	Compensation to Advisor and Affiliates (1)
5211 Neal Trail Dr.	Walkertown	NC	$3,705,204
612 N. Main St.	Creedmoor	NC	3,380,699
1888 Ogletree Rd.	Auburn	AL	4,224,431
4145 NW 53rd Ave.	Gainesville	FL	5,968,893
50 Duval Station Rd.	Jacksonville	FL	4,429,342
505 County Road 1100 N	Chesterton	IN	5,925,600
601 Howard Simmons Rd.	East Ellijay	GA	3,825,510
300 S. Commercial	Harrisonville	MO	3,757,909
151 Village Walk Dr.	Holly Springs	NC	3,806,651
384 Elm St.	Biddeford	ME	3,615,565
7996 Brooklyn Blvd.	Brooklyn Park	MN	2,706,251
1905 Marth Berry Blvd.	Rome	GA	3,033,849
1081 Steamboat Pkwy.	Reno	NV	3,036,074
180 N Dobson Rd.	Chandler	AZ	3,883,302
9256 E. Slauson Ave.	Pico Rivera	CA	4,488,682

Total			$59,787,962	$910,823

(1) Compensation to advisor and affiliate includes acquisition fees and financing coordination fees.

The CVS Properties II are net leased to CVS Pharmacy, Inc., pursuant to which CVS Pharmacy, Inc. will be required to pay all operating expenses and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties. The weighted average primary lease term under this net lease arrangement is approximately 24.7 years, having commenced simultaneous with closing, and provides for two fixed-rent options of five years each, plus eight fair market value options of five years each. The average annual base rent on a straight-line basis over the initial lease term is approximately $5.4 million. Annual rent is approximately $4,984,000 for the first year of the initial lease term, and annual rent will increase by 5% every five years.

Address	City	State	Total Square Feet Leased	Rent Per Square Foot	Year 1 Rent	Initial Lease Term (Years)
5211 Neal Trail Dr.	Walkertown	NC	12,900	$37.72	$486,621	25
612 N. Main St.	Creedmoor	NC	12,900	27.91	360,000	25
1888 Ogletree Rd.	Auburn	AL	11,945	23.10	275,894	25
4145 NW 53rd Ave.	Gainesville	FL	13,225	36.78	486,371	25
50 Duval Station Rd.	Jacksonville	FL	13,225	23.19	306,725	25
505 County Road 1100 N	Chesterton	IN	13,225	23.53	311,160	25
601 Howard Simmons Rd.	East Ellijay	GA	13,225	22.89	302,760	25
300 S. Commercial	Harrisonville	MO	13,225	23.60	312,086	25
151 Village Walk Dr.	Holly Springs	NC	12,900	26.70	344,457	25
384 Elm St.	Biddeford	ME	13,013	17.93	233,306	25
7996 Brooklyn Blvd.	Brooklyn Park	MN	13,625	19.25	262,300	25
1905 Marth Berry Blvd.	Rome	GA	13,225	23.70	313,494	20
1081 Steamboat Pkwy.	Reno	NV	15,887	24.55	389,979	24
180 N Dobson Rd.	Chandler	AZ	13,013	25.87	336,617	24
9256 E. Slauson Ave.	Pico Rivera	CA	13,013	20.13	261,900	25

Total			198,546	$25.10	$4,983,670	24.7

The Company has secured first mortgage indebtedness from Ladder Capital Finance, LLC. The following table outlines the terms of the debt financing incurred in connection with acquisitions of the CVS Properties II. The loan will be secured by a mortgage on all of the CVS Properties II.

Mortgage Debt Amount	Rate	Term

$33,068,100	6.55%(1)	five years

(1) Weighted average rate - interest rate on fee simple properties is 6.50%; interest rate on leasehold properties is 6.65%.

The net leases are guaranteed by CVS Caremark Corporation (“CVS”), a pharmacy services company, provides prescriptions and related healthcare services in the United States. CVS operates through two segments, Pharmacy Services and Retail Pharmacy. The Pharmacy Service segment provides a range of prescription benefit management services, including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management, and claims processing. This segment serves primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans, and individuals. As of December 31, 2008, the Pharmacy Services segment operated 58 retail specialty pharmacy stores, 19 specialty mail order pharmacies, and 7 mail service pharmacies located in 26 states of the United States, Puerto Rico, and the District of Columbia. The Retail Pharmacy Segment sells prescription drugs, over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards, and convenience foods through its pharmacy retail stores, and online. This segment also provides health care services. As of December 31, 2008, this segment operated 6,923 retail drugstores located in 41 states and the District of Columbia; and 560 retail health care clinics in 27 states. CVS was founded in 1892 and is headquartered in Woonsocket, Rhode Island.  CVS stock is listed on the New York Stock Exchange (NYSE: “CVS”), and has a credit rating of BBB+ by Standard & Poor’s.

CVS currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding CVS are taken from such filings:

(Amounts in millions)	Nine Months Ended	For the Fiscal Year Ended
	September 30, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Consolidated Statements of Operations
Net revenues	$72,906.9	$87,471.9	$76,329.5	$43,821.4
Gross profit	14,811.9	18,290.4	16,107.7	11,742.2
Net earnings	2,646.2	3,212.1	2,637.0	1,368.9

	As of	As of the Fiscal Year Ended
	September 30, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Consolidated Balance Sheets
Total assets	$61,879.3	$60,959.9	$54,721.9	$20,574.1
Long-term debt	8,756.2	8,057.2	8,349.7	2,870.4
Shareholders’ equity	35,674.9	34,574.4	31,321.9	9,917.6